UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. 1)*

                            ALANCO TECHNOLOGIES, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   011612 40 5
                                 (CUSIP Number)

                               Robert R. Kauffman
                15575 N. 83rd Way, Suite 3, Scottsdale, AZ 85260
                                 (480) 607-1010
                  (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                 March 29, 2002
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7  for  other  parties  to whom  copies  are to be  sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. ..................................011612 40 5

         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
             Robert R. Kauffman
             ###-##-####

         2. Check the Appropriate Box if a Member of a Group (See Instructions)
            (a) _____________
            (b) _____________

         3. SEC Use Only......................................................

         4. Source of Funds (See Instructions)   Personal Funds.

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e)................................................

         6. Citizenship or Place of Organization   USA

Number of Shares
Beneficially      7.       Sole Voting Power     2,312,632
Owned by          8.       Shared Voting Power
Each              9.       Sole Dispositive Power    2,312,632
Reporting         10.      Shared Dispositive Power
Person With

        11. Aggregate Amount Beneficially Owned by Each Reporting Person
            2,312,632

        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

        13. Percent of Class Represented by Amount in Row (11)     19.8

        14. Type of Reporting Person (See Instructions)
            Robert R. Kauffman:  IN

Item 1.           Security and Issuer

Common Stock      Alanco Technologies, Inc.
                  15575 N. 83rd Way, Suite 3
                  Scottsdale, AZ 85260

Item 2.           Identity and Background

         This Schedule 13D is filed on behalf of Robert R. Kauffman, whose business address is located at 15575 N. 83rd Way, Suite 3, Scottsdale, AZ 85260. Mr. Kauffman is President, Chief Executive Officer and Chairman of the Board of Directors of Alanco Technologies, Inc., the issuer identified above. Mr. Kauffman is a citizen of the United States of America.

         During the last five years, Mr. Kauffman has not (i) been convicted of a criminal proceeding, excluding traffic violations or similar misdemeanors, or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

         All shares of common stock acquired by Mr. Kauffman were paid for by private funds of Mr. Kauffman. Mr. Kauffman has acquired shares of common stock directly from the issuer and in open market purchases. The per share prices paid by Mr. Kauffman for such shares range from $0.50 to $1.88, and Mr. Kauffman's cash investment in such shares is $779,800.

Item 4.           Purpose of Transaction

         Mr. Kauffman's acquisition of common stock of the issuer is for investment purposes. As a director and Officer of the issuer, Mr. Kauffman has also been granted employee stock options with respect to the issuer's common stock for incentive purposes.

         Mr. Kauffman's common stock position has been acquired over time as follows:

Stock purchases:

    Common Stock:
     Date        Qty Purchased     Qty Sold             Comments
------------     -------------    ----------      ----------------------
    8/1998           40,000
    9/1998           15,000
   10/1998           22,500
   11/1998           15,000
   12/1998           25,000
    1/1999           25,000
    2/1999           20,000
   3/2/1999           6,000
   4/7/1999          14,000
    7/1999            9,700
    8/1999            7,300
   9/9/1999         200,000                        exercise of option
  12/31/1999         15,000
   3/3/2000                        (60,000)
   12/2000           78,500
  8/10/2001         352,632                      conversion of preferred
  9/20/2001          20,000
  12/1/2001                        (53,000)           shares gifted
   12/2001           20,000
    2/2002           24,000
    3/2002           11,000
                 -------------    ----------
                                                  ----------------------
Subtotals           920,632       (113,000)
TOTAL as of 3/31/02                                      807,632

    Preferred Stock:
       Date     Preferred        Pref. Stk     Preferred   Common
                  Stock          Dividends       Stock     Stock
                Purchased        Received     Converted  Equivalent
    ---------   ----------       --------     ---------  ----------
    5/22/2000     50,000
     12/2000                       2,699
    1/22/2001                      1,933
    4/20/2001                      2,031
    7/20/2001                      2,109
    8/10/2001                                 (58,772)      352,632
                ----------       --------     ---------  ----------
    Subtotals     50,000           8,772      (58,772)      352,632*

 * Common stock received upon conversion of Preferred together with additional capital paid

Option Grants:

     Date          Options    Exercise     Options      Comments
                   Granted     Price      Exercised
  -----------     ---------   --------    ---------    -----------------------
   8/25/1998      1,000,000    $0.43
   6/16/1999        200,000    $0.75
   9/9/1999                    $0.75     (200,000)     exercised
   9/9/1999         200,000    $1.08
  10/18/2000        200,000    $2.00
   7/7/2001                    $2.00     (150,000)     cancelled to repay Note
  10/29/2001        250,000    $1.00
  12/26/2001          5,000    $1.00                   warrants acquired per
                                                       private offering
                ------------             ----------
Subtotals         1,855,000              (350,000)
                                                       -----------------------
TOTAL as of 3/31/2002                                  1,505,000

         There is no present plan or proposal for Mr. Kauffman to acquire any additional securities of issuer or dispose of securities presently owned, other than small acquisitions or sales of such securities for investment purposes. There is no extraordinary corporate transaction involving the issuer or any of its subsidiaries presently contemplated, except the proposed acquisition by the issuer of Technology Systems International, Inc. ("TSI"), which is subject to shareholder approval at a special shareholders meeting to be called in May 2002.

         There is no contemplated sale or transfer of any material amount of assets of the issuer or any of its subsidiaries.

         Upon Mr. Kauffman's employment by the issuer in July of 1998, Mr. Kauffman joined the issuer's board of directors and was given the right to nominate two additional directors, namely, Thomas C. LaVoy and Steven P. Oman. All three continue to be members of the issuer's board of directors. There are no further plans or proposals to change the number or term of directors of the issuer.

         There is no contemplated material change in the present capitalization or dividend policy of the issuer. Nor are there any other contemplated material changes in the issuer's business or corporate structure.

         There are no contemplated changes in the issuer's Articles of Incorporation, Bylaws or other similar instruments or other actions which may impede the acquisition of control of the issuer by any person, except that in connection with the proposed acquisition of TSI, the issuer's shareholders will vote on a proposed amendment to the Articles of Incorporation effecting authorization of Class A and B Common Stock, with Class B having limited voting rights, as disclosed in the Proxy Statement for the Special Shareholders' Meeting to be held in May 2002.

         There is no contemplated action which would cause a class of securities of the issuer to be delisted from any national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

         Nor is any action contemplated which would result in a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

         Nor is there any action contemplated similar to any of the actions discussed above.

Item 5.           Interest in Securities of the Issuer

         Robert R. Kauffman beneficially owns aggregately 2,312,632 shares of the issuer's common stock, consisting of 807,632 shares owned outright and 1,505,000 options for shares. Said aggregate number of shares represents 19.8% of all issued and outstanding shares (when counting the option shares as issued shares). Mr. Kauffman holds sole power to vote and sole power to dispose of said shares.

         Since filing the original Schedule 13D, Mr. Kauffman disposed of 53,000 shares by gift in December 2001, acquired 20,000 shares at $0.625 per share through a private offering effected in December 2001, and acquired, in open market transactions, 24,000 shares at $0.60 per share in February 2002, and 11,000 shares at $0.60 per share in March 2002. In connection with the private offering, in December 2001 Mr. Kauffman was awarded warrants to acquire 5,000 shares of common stock of the issuer at an exercise price of $1.00 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Robert R. Kauffman and any other person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finders fees, joint ventures, loan adoption agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Mr. Kauffman is the President, Chief Executive Officer and Chairman of the Board of Directors of the issuer, and his options to acquire shares of common stock are subject to the various option plans of the issuer.


Item 7.           Material to be filed as Exhibits
         None.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 30, 2002

/S/ Robert R. Kauffman
-----------------------------
Robert R. Kauffman